UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

STANDARD MANAGEMENT CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

853612109
(CUSIP Number)

STEPHEN J. HACKMAN, ESQ.

Ice Miller LLP

One American Square

Box 82001

Indianapolis, IN  46282-0200

(317) 236-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Jerry D. Stoltz, Sr.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
158,000
8. Shared Voting Power
0
9. Sole Dispositive Power
158,000
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
158,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.7%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
William A. Granberry
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
10
8. Shared Voting Power
0
9. Sole Dispositive Power
10
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
10

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
Less than 1%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Joyce B. Granberry
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
104,580
8. Shared Voting Power
0
9. Sole Dispositive Power
104,580
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
104,580

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Suellen Granberry-Hager
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13. Percent of Class Represented by Amount in Row (11)
1.0%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
William A. Granberry, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
0
8. Shared Voting Power
60,724
9. Sole Dispositive Power
0
10. Shared Dispositive Power
60,724
11. Aggregate Amount Beneficially Owned by Each Reporting Person
60,724

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
less than 1%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Gayle G. Walker (formerly Granberry)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.0%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Julia G. King
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.0%
14. Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Standard Management Corporation, an Indiana corporation (the "Issuer"), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 10689 North Pennsylvania Street, Indianapolis, Indiana 46280.

Item 2.	Identity and Background.

The persons filing this 13D are (collectively, the "Reporting Persons"): Jerry D. Stoltz, Sr., William A. Granberry; Joyce B. Granberry; Suellen Granberry-Hager; William A. Granberry, Jr.; Gayle G. Walker; and Julia G. King.

Jerry D. Stoltz, Sr. is a citizen of the United States and his principal address is 4355 Mashie Drive, Pfafftown, North Carolina 27040. He is employed as President of ARS, LLC located at 8075 North Point Blvd., Suite M, Winston-Salem, North Carolina 27106. He has no family relationship with the other Reporting Persons.

William A. Granberry is a citizen of the United States and his principal address is 3990 Losillias Drive, Sarasota, Florida 34238. He is retired. He is the husband of Joyce B. Granberry and father of Suellen Granberry-Hager, William A. Granberry, Jr., Gayle G. Walker and Joyce G. King.

Joyce B. Granberry is a citizen of the United States and her principal address is 3990 Losillias Drive, Sarasota, Florida 34238. She is not employed. She is the wife of William A. Granberry and mother of Suellen Granberry-Hager, William A. Granberry, Jr., Gayle G. Walker and Joyce G. King.

Suellen Granberry-Hager is a citizen of the United States and her principal address is 6444 Amberwoods Drive, Boca Raton, Florida 33433. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of William A. Granberry, Jr., Gayle G. Walker and Julia G. King.

William A. Granberry, Jr. is a citizen of the United States and his principal address is 203 Lewey Brook Drive, Cary, North Carolina 27519. He is employed as a real estate appraiser by Dodd and Associates located at 5711 Six Forks Road, Raleigh, North Carolina 27609. He is the son of William A. Granberry and Joyce B. Granberry and brother of Suellen Granberry-Hager, Gayle G. Walker and Julia G. King.

Gayle G. Walker (formerly, Granberry) is a citizen of the United States and her principal address is 3757 Parkridge Circle, Sarasota, Florida 34232. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of Suellen Granberry-Hager, William A. Granberry, Jr. and Julia G. King.

Julia G. King is a citizen of the United States and her principal address is 201 Kimberly Drive, Greensboro, North Carolina 27408. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of Suellen Granberry-Hager, William A. Granberry, Jr. and Gayle G. Walker.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as described below, each of the Reporting Person received their shares of the Common Stock in connection with the merger (the "Merger") of Savers Life Insurance Company ("Savers") with a subsidiary of the Company on March 3, 1998. On the date of the Merger, each Reporting Person held shares of the common stock of Savers and, as a result of the Merger, such shares of Savers were converted into the shares of Common Stock of the Company held by the Reporting Persons on the date hereof.

William A. Granberry purchased the 10 shares of Common Stock which he owned on the date hereof on the open market using personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired and hold the shares of Common Stock for investment purposes. Each may purchase, hold, vote, trade, dispose or otherwise deal in the shares of Common Stock at such times and in such manner as such Reporting Person deems advisable.

The Reporting Persons have determined that they will no longer act as a group with respect to the Common Stock due to the fact that the Issuer has completed the business transactions with respect to which the Reporting Persons intended to act as a group. As a result of the dissolution of the group, none of the Reporting Persons individually hold 5% or more of the Common Stock. The Reporting Persons will, therefore, no longer file reports on Schedule 13D or 13G with respect to the Common Stock unless they are otherwise required to do so.

Item 5.	Interest In Securities Of The Issuer.

(a)           Information with respect to the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Schedule 13D and is incorporated herein by reference.

(b)           Information as to the voting power and dispositive power of each Reporting Person with respect to the shares of Common Stock is included in the cover pages to this Schedule 13D and is incorporated herein by reference. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by any other Reporting Person and none of the Reporting Persons share voting or dispositive power with another Reporting Person.

William A. Granberry and Joyce B. Granberry are spouses and collectively hold 104,590 shares of Common Stock; however, they disclaim beneficial ownership of each others shares as they do not share voting or dispositive power with respect to such shares.

William A. Granberry, Jr.'s 60,724 shares of Common Stock are held in a joint brokerage account, which account is in the name of he and his wife, Wendy K. Granberry. Wendy K. Granberry is a citizen of the United States and her principal residence is 203 Lewey Brook Drive, Cary, North Carolina 27519. She is employed as a clinical specialist by GlaxoSmithKline located at 5 Moore Drive, Research Triangle Park, North Carolina 27709. During the last five years, Wendy K. Granberry has not been (i) in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           No Reporting Person has engaged in a transaction in the Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed May 11, 2005)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2006	/s/ Jerry D. Stoltz, Sr. Jerry D. Stoltz, Sr.
Date: January 5, 2006	/s/ William A. Granberry William A. Granberry
Date: January 5, 2006	/s/ Joyce B. Granberry Joyce B. Granberry
Date: January 5, 2006	/s/ Suellen Granberry-Hager Suellen Granberry-Hager
Date: January 5, 2006	/s/ William A. Granberry, Jr. William A. Granberry, Jr.
Date: January 5, 2006	/s/ Gayle G. Walker Gayle G. Walker (formerly, Granberry)
Date: January 5, 2006	/s/ Julia G. King Julia G. King

EXHIBIT INDEX

Exhibit No	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed May 11, 2005)